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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                     WHEELING-PITTSBURGH STEEL CORPORATION
                              (Name of applicant)

                              1134 MARKET STREET,
                         WHEELING, WEST VIRGINIA 26003
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                TITLE OF CLASS                                     AMOUNT
                --------------                                     ------
        Senior Secured Notes Due 2011            Aggregate principal amount of $40,000,000

     APPROXIMATE DATE OF PROPOSED ISSUANCE: On or as soon as practicable after the Effective Date (as defined herein) of the Debtors' Third Amended Joint Plan of Reorganization.

                              EDWARD A. SAXE, ESQ.
                             BARRY N. HURWITZ, ESQ.
                             BINGHAM MCCUTCHEN LLP
                               150 FEDERAL STREET
                                BOSTON, MA 02110
                    (Name and address of agent for service)

     THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT THAT SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS APPLICATION FOR QUALIFICATION, OR (II) SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE TRUST INDENTURE ACT OF 1939, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.
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                                        1

                                    GENERAL

1.  GENERAL INFORMATION

     (a) Wheeling-Pittsburgh Steel Corporation (the "Applicant") is a corporation.

     (b) The Applicant is organized under the laws of Delaware.

2.  SECURITIES ACT EXEMPTION APPLICABLE

     On November 16, 2000, the Applicant, Wheeling-Pittsburgh Corporation, a Delaware corporation ("WPC"), its parent, and the subsidiaries of the Applicant and WPC (collectively the "Debtors"), filed petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Ohio (the "Bankruptcy Court"). The Debtors filed their Third Amended Joint Plan of Reorganization (as amended, the "Plan") and their Third Amended Disclosure Statement Pursuant to
Section 1125 of the Bankruptcy Code for Debtors' Third Amended Joint Plan of Reorganization (as amended, the "Disclosure Statement") with the Bankruptcy Court on May 19, 2003. The Chapter 11 case of the Debtors is presently pending before the Bankruptcy Court. Pursuant to the Plan, the Applicant will issue up to $40,000,000 in principal amount of its Senior Secured Notes Due 2011 (the "New Series A Notes" further described in the Plan) and up to $20,000,000 in principal amount of its Senior Secured Notes Due 2010 (the "New Series B Notes") to creditors. The New Series A Notes will be issued under an indenture (the "Indenture") between the Applicant, Bank One, N.A. (the "Trustee"), WPC and WP Steel Venture Corp. (the "Guarantors") and which is the subject of this application. The New Series B Notes will be issued under a separate indenture filed by separate application. A copy of the Disclosure Statement and the Plan are filed herewith as Exhibits T3E-1 and T3E-2, respectively.

     On the date the Plan becomes effective and pursuant to the Plan, the holders of Allowed Claims in Class 5 (as each such term is defined in the Plan) shall receive, in respect of their claims, a pro rata portion of (i) the New Series A Notes, (ii) the New Series B Notes, and (iii) $25 million cash. Under the Plan, certain Notes (as defined in the Plan) and Allowed Claims in an aggregate amount of approximately $350 million, will be canceled and the obligations of the Debtors with respect to such Notes and Allowed Claims will be deemed to be fulfilled in exchange for the issuance of such New Series A Notes, the New Series B Notes and cash.

     The Debtors believe that the offer and sale of the New Series A Notes under the Plan are exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and state securities and "blue sky" laws pursuant to Section 1145(a)(1) of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of Title 11 of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Debtors believe that the offer and sale of the New Series A Notes under the Plan satisfies the requirements of Section 145(a)(1) of the Bankruptcy Code and, therefore, is exempt from registration under the Securities Act and state securities laws. The Debtors are not aware of any entity to which New Series A Notes will be issued that is an "underwriter" as that term is defined in Section 1145(b) of the Bankruptcy Code.

                                  AFFILIATIONS

3.  AFFILIATES

     (a) Set forth below is a list of all affiliates of the Applicant and the respective percentages of voting securities held as of the date of this application.

                                        JURISDICTION OF               PERCENTAGE OF
AFFILIATE                                ORGANIZATION            VOTING SECURITIES OWNED
---------                               ---------------          -----------------------
WHX Corporation.......................  Delaware          Parent of Wheeling-Pittsburgh
                                                          Corporation, publicly held
Wheeling-Pittsburgh Corporation.......  Delaware          100% owner of the Applicant, 100%
                                                          owned by WHX Corporation
Wheeling-Pittsburgh Funding, Inc. ....  Delaware          100% owned by the Applicant
WP Steel Venture Corp. ...............  Delaware          100% owned by the Applicant
Consumers Mining Company..............  Pennsylvania      100% owned by Wheeling-Pittsburgh
                                                          Corporation
W-P Coal Company......................  West Virginia     100% owned by Consumers Mining Company
Wheeling-Empire Company...............  West Virginia     100% owned by Wheeling-Pittsburgh
                                                          Corporation
Monessen Southwestern Railway
  Company.............................  Pennsylvania      100% owned by Wheeling-Pittsburgh
                                                          Corporation
Mingo Oxygen Company..................  Ohio              100% owned by Wheeling-Pittsburgh
                                                          Corporation
PCC Survivor Corporation..............  Pennsylvania      100% owned by Wheeling-Pittsburgh
                                                          Corporation
Wheeling-Nisshin, Inc. ...............  Delaware          35.7% owned by Wheeling-Pittsburgh
                                                          Corporation
Ohio Coatings Company.................  Ohio              50% owned by Wheeling-Pittsburgh
                                                          Corporation
Feralloy-Wheeling Specialty Processing
  Company.............................  Delaware          49% owned by Wheeling-Pittsburgh
                                                          Corporation

     (b) Set forth below is a list of all affiliates of the Applicant existing upon consummation of the Plan and the respective percentages of voting securities expected to be held as of the Effective Date.

                                        JURISDICTION OF               PERCENTAGE OF
AFFILIATE                                ORGANIZATION            VOTING SECURITIES OWNED
---------                               ---------------          -----------------------
Wheeling-Pittsburgh Corporation.......  Delaware          100% owner of the Applicant, publicly
                                                          held
WP Steel Venture Corp. ...............  Delaware          100% owned by Wheeling-Pittsburgh
                                                          Corporation
Wheeling-Nisshin, Inc. ...............  Delaware          35.7% owned by the Applicant
Ohio Coatings Company.................  Ohio              50% owned by the Applicant
Feralloy-Wheeling Specialty Processing
  Company.............................  Delaware          49% owned by the Applicant

                             MANAGEMENT AND CONTROL

4.  DIRECTORS AND EXECUTIVE OFFICERS

     (a) The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939 (the "TIA")) of the Applicant as of the date of this application. The mailing address for each executive officer and director listed below is: c/o Wheeling-Pittsburgh Steel Corporation, 1134 Market Street, Wheeling, West Virginia 26003.

NAME                                                   OFFICE(S)
----                                                   ---------
James G. Bradley............  President, Chief Executive Officer and Director of the
                              Applicant
Paul J. Mooney..............  Executive Vice President and Chief Financial Officer of the
                              Applicant
John W. Testa...............  Senior Vice President, Chief Restructuring Officer and
                              Secretary of the Applicant
Daniel C. Keaton............  Senior Vice President, Human Resources and Public Relations
                              of the Applicant
Donald E. Keaton............  Vice President, Steel Manufacturing and Procurement of the
                              Applicant
Harry L. Page...............  Vice President, Engineering, Technology & Metallurgy of the
                              Applicant
James E. Muldoon............  Vice President and WCC Division President of the Applicant
Andrew E. Rebholz...........  Vice President and Treasurer of the Applicant
Ronald LaBow................  Director and Chairman of the Board of the Applicant
Robert A. Davidow...........  Director of the Applicant
Marvin L. Olshan............  Director of the Applicant
Robert L. Dobson............  Director of the Applicant
Roland L. Hobbs.............  Director of the Applicant
Jim Bowen...................  Director of the Applicant
Lynn R. Williams............  Director of the Applicant

     (b) The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the TIA) of the Applicant expected to be existing upon consummation of the Plan and as of the Effective Date. The mailing address after the Effective Date for each executive officer and director listed below is expected to be: c/o Wheeling-Pittsburgh Steel Corporation, 1134 Market Street, Wheeling, West Virginia 26003.

NAME                                                   OFFICE(S)
----                                                   ---------
James G. Bradley............  President, Chief Executive Officer and Director of the
                              Applicant
Paul J. Mooney..............  Executive Vice President and Chief Financial Officer of the
                              Applicant
John W. Testa...............  Senior Vice President, Chief Restructuring Officer and
                              Secretary of the Applicant
Daniel C. Keaton............  Senior Vice President, Human Resources and Public Relations
                              of the Applicant
Donald E. Keaton............  Vice President, Steel Manufacturing and Procurement of the
                              Applicant
Harry L. Page...............  Vice President, Engineering, Technology & Metallurgy of the
                              Applicant
James E. Muldoon............  Vice President and WCC Division President of the Applicant
Andrew E. Rebholz...........  Vice President and Treasurer of the Applicant
                              Director and Chairman of the Board of the Applicant
                              Director of the Applicant

5.  PRINCIPAL OWNERS OF VOTING SECURITIES

     (a) Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicant as of May 31, 2003.

           COLUMN A                COLUMN B     COLUMN C          COLUMN D
           --------                --------     --------          --------
       NAME AND COMPLETE           TITLE OF      AMOUNT         PERCENTAGE OF
        MAILING ADDRESS          CLASS OWNED     OWNED     VOTING SECURITIES OWNED
       -----------------         -----------   ----------  -----------------------
Wheeling-Pittsburgh Corporation  Common Stock  100 shares           100%
  1134 Market Street
  Wheeling, WV 26003
WHX Corporation*                 Common Stock  100 shares           100%
  110 East 59th Street
  New York, NY 10022

---------------

* WHX Corporation is the holder of 100% of the voting securities of WPC and therefore may be deemed to be the beneficial owner of 100% of the voting securities of the Applicant.

     (b) As of the Effective Date, upon consummation of the Plan, the holder of voting securities of the Applicant is expected to remain unchanged from the information presented above, except that WHX Corporation will no longer hold any voting securities of WPC and will therefore not be deemed to be the beneficial owner of any voting securities of the Applicant. Pursuant to the Plan, as of the Effective Date, WPC's existing outstanding shares of common stock are expected to be cancelled and WPC is expected to issue approximately 10,000,000 new shares of its common stock. The Applicant does not believe any holder of WPC's new common stock will be deemed to be a beneficial owner of voting securities of the Applicant as of the Effective Date.

                                  UNDERWRITERS

6.  UNDERWRITERS

     (a) No person within three years prior to the date of the filing of this application has acted as an underwriter of any securities of the Applicant which are currently outstanding.

     (b) No person is acting, or is proposed to be acting, as principal underwriter of the New Series A Notes proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

7.  CAPITALIZATION

     (a)(i) Presented below is certain information regarding each authorized class of securities of the Applicant as of May 31, 2003.

TITLE OF CLASS                                               AMOUNT AUTHORIZED   AMOUNT OUTSTANDING
--------------                                               -----------------   ------------------
Common Stock, par value $0.01 per share....................     100 shares           100 shares

     (ii) Presented below is certain information regarding each authorized class of securities of the Applicant expected to be existing upon consummation of the Plan and as of the Effective Date.

TITLE OF CLASS                                               AMOUNT AUTHORIZED   AMOUNT OUTSTANDING
--------------                                               -----------------   ------------------
Common Stock, par value $0.01 per share....................          shares          100 shares
Preferred Stock, undesignated, par value $0.10 per share...          shares            0 shares
New Series B Notes.........................................     $20,000,000         $20,000,000
New Series A Notes.........................................     $40,000,000         $40,000,000

     (b) Common Stock (as set forth in tables (a)(i) and (a)(ii) above) is the only class of voting securities of the Applicant. Each holder of Common Stock of the Applicant is entitled to one vote for each share of Common Stock held as of the record date thereof with respect to every issue voted upon by the stockholders.

                              INDENTURE SECURITIES

8.  ANALYSIS OF INDENTURE PROVISIONS

     The New Series A Notes will be subject to the Indenture. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

  A.  EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

     An "Event of Default" occurs if: (a) the Applicant defaults in the payment, when due, of interest on the New Series A Notes and such default continues for a period of 30 days; (b) the Applicant defaults in the payment, when due, of principal of the New Series A Notes when the principal becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise; (c) the Applicant fails to comply with certain of its covenants in the Indenture restricting the Applicant's ability to incur indebtedness or transfer, encumber, or alter the form of its assets; (d) the Applicant fails to observe or perform any other covenant, representation warranty or other agreement in the Indenture or the New Series A Notes for 30 days after notice to the Applicant by the Trustee or to the Applicant and the Trustee by the Holders of at least 25% in principal amount of the New Series A Notes then outstanding of such failure; (e) a default occurs under any instrument(s) evidencing aggregate Indebtedness of at least $10.0 million for money borrowed by, or guaranteed by, the Applicant or any of its Subsidiaries caused by a failure to pay principal at maturity prior to the expiration of any grace period or resulting in the acceleration of such Indebtedness prior to its express maturity; (f) final judgment(s) for the payment of more than $10.0 million entered by court(s) of competent jurisdiction against the Applicant or any of its Subsidiaries are not paid or discharged for a period of 60 days (not including stays of execution); (g) any Guarantor fails to perform or repudiates any covenant set forth in its guarantee or the guarantee is unenforceable against a Guarantor for any reason, unless such Guarantor and its Subsidiaries have no Indebtedness outstanding; (h) the Applicant or any of its Significant Subsidiaries pursuant to or within the meaning of Bankruptcy Law commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due; (i) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law for relief against the Applicant or any of its Significant Subsidiaries in an involuntary case, appoints a Custodian of the Applicant or any of its Significant Subsidiaries or for all or substantially all of the property of the Applicant or any of its Significant Subsidiaries, or orders the liquidation of the Applicant or any of its Significant Subsidiaries, and the order or decree remains unstayed and in effect for 60 consecutive days; provided, however, that such Event of Default shall be deemed to have been cured if the entry of such order or decree is dismissed on appeal; (j) the guarantees provided by a Significant Subsidiary cease to be in full force and effect (other than in accordance with their terms) or Significant Subsidiaries deny or disaffirm their obligations under their Subsidiary Guarantees; or (k)(A) any material Liens created by the Pledge Agreement cease to constitute valid and perfected Liens on, and security interests in, the Joint Venture Interests (other than in accordance with the terms of the Pledge Agreement and the Indenture) in favor of the Collateral Trustee for the benefit of the Holders, free and clear of all other Liens (other than Permitted Liens), or (B) the Pledge Agreement shall for whatever reason be terminated or cease to be in full force and effect in all material respects (other than in accordance with the terms of the Pledge Agreement and the Indenture), if, in either case, such default continues for 30 days after notice, or the enforceability thereof shall be contested by the Applicant.

     The Applicant shall, so long as any of the New Series A Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Applicant is taking or proposes to take with respect thereto. If a Default or Event of Default shall have occurred, the Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer's Certificate describing all such Defaults or Events of Default of which such Officer may have knowledge and what action the Applicant is taking or proposes to take with respect thereto. If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to Holders of New Series A Notes a notice of the Default or Event of Default within 90 days after it occurs.

  B. AUTHENTICATION AND DELIVERY OF THE NEW SERIES A NOTES; APPLICATION OF PROCEEDS

     New Series A Notes shall be signed by either manual or facsimile signature for the Applicant by two of its Officers, consisting of the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President. The Applicant's seal shall be reproduced, impressed, affixed or imprinted on the New Series A Notes and may be in facsimile form. A New Series A Note shall be valid notwithstanding an officer of the Applicant whose signature is on a New Series A Note no longer holds that office at the time a New Series A Note is authenticated or at any time thereafter.

     A New Series A Note shall not be valid until authenticated by the manual signature of the Trustee. Each New Series A Note shall be dated the date of its authentication. The Trustee shall, upon a written order of the Applicant signed by two Officers of the Applicant, authenticate New Series A Notes for original issue. The Trustee's signature shall be conclusive evidence that the New Series A Note has been authenticated under the Indenture. The Trustee may appoint an authenticating agent acceptable to the Applicant and the authenticating agent may authenticate New Series A Notes whenever the Trustee may do so.

     There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Series A Notes because the New Series A Notes will be issued under the Plan in exchange for claims. Accordingly, no provisions are contained in the Indenture with respect to the use by the Applicant of proceeds of the issuance of the New Series A Notes.

  C.  RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

     Subject to and in accordance with the Security Documents, the Indenture and related agreements, the Lien will be released (i) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the New Series A Notes and payment in full of all other Obligations under the New Series A Notes that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, are paid; (ii) in whole, upon satisfaction and discharge of the Indenture; (iii) in whole, upon defeasance pursuant to the Indenture; or (iv) in part, as to any property constituting Security Collateral that (a) is sold or otherwise disposed of by the Applicant or one of its Subsidiaries in a transaction permitted by the Indenture, at the time of such sale or disposition, to the extent of the interest sold or disposed of.

     The Applicant shall not dispose of any of its Joint Venture Interests unless (a) such disposition constitutes an arms-length transaction for fair value, (b) at least seventy-five percent (75%) of the consideration therefor received by the Applicant is in the form of cash, and (c) the Applicant receives
Net Proceeds of not less than (i) $          in respect of a disposition of its
Joint Venture Interests in Ohio Coatings Company, (ii) $          in respect of
a disposition of its Joint Venture Interests in Wheeling-Nisshin, Inc., and
(iii) an amount sufficient to repay 100% of the outstanding principal and interest on the New Series A Notes in respect of a disposition of all of its Joint Venture Interests.

     In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) shall be released and relieved of any obligations under its Subsidiary Guarantee. Upon delivery by the Applicant to the Trustee of an Officer's Certificate to the effect of the foregoing, the Trustee shall execute any documents reasonably required in order to evidence the release of any Guarantor from its Obligation under its Subsidiary Guarantee. Any Guarantor not released from its Obligations under its Subsidiary Guarantee shall remain liable for the full amount of principal of and premium, if any, and interest on the New Series A Notes and for the other Obligations of such Guarantor under this Indenture as provided in this Article 10.

  D.  SATISFACTION AND DISCHARGE; DEFEASANCE

     The Applicant has the option, at any time, to exercise Legal Defeasance or Covenant Defeasance (each as described below) with respect to all outstanding New Series A Notes upon compliance with the conditions set forth below.

 Legal Defeasance

     In the event the Applicant may exercise its option to effect Legal Defeasance, the Applicant shall, subject to the satisfaction of the conditions set forth below, be deemed to have discharged its obligations with respect to all outstanding New Series A Notes, and each Guarantor shall be deemed to have discharged its obligations with respect to its Guarantee, on the date the conditions set forth below are satisfied. Legal Defeasance means that the Applicant shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Series A Notes, and each Guarantor shall be deemed to have paid and discharged its Guarantee and to have satisfied all its other obligations under such New Series A Notes and this Indenture, except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding New Series A Notes to receive, solely from the trust fund described in the conditions below, payments in respect of the principal of and interest on such New Series A Notes when such payments are due, (b) certain of the Applicant's obligations relating to issuing replacement Notes and maintaining an office or agency, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Applicant's obligations in connection therewith and (d) all provisions of the Indenture relating to defeasance.

 Contract Defeasance

     In the event the Applicant may exercise its option to effect Contract Defeasance, the Applicant shall, subject to the satisfaction of the conditions set forth below, be released from its obligations under certain covenants contained in the Indenture on and after the date the conditions set forth below are satisfied, and the New Series A Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants or for accounting purposes, but shall continue to be deemed "outstanding" for all other purposes hereunder. Covenant Defeasance means that, with respect to the outstanding New Series A Notes, the Applicant may omit to comply with and shall have no liability in respect of any such covenant and such omission to comply shall not constitute a Default or an Event of Default under the Indenture. However, except as specified above, the remainder of this Indenture and such New Series A Notes shall be unaffected by Contract Defeasance. In addition, upon the Applicant's exercise of Contract Defeasance, subject to the satisfaction of the conditions set forth below, the events set forth in clauses 8.A(c) through 8.A(g) above will not constitute Events of Default.

 Conditions

     It shall be a condition to the Applicant's exercising Legal Defeasance or Covenant Defeasance that:

          (a) the Applicant must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in United States dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest on, the outstanding New Series A Notes on the stated maturity thereof or on the applicable redemption date, as the case may be, and the Applicant must specify whether the New Series A Notes are being defeased to maturity or to a particular redemption date;

          (b) in the case of Legal Defeasance, the Applicant shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Applicant has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding New Series A Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Legal Defeasance had not occurred;

          (c) in the case of Contract Defeasance, the Applicant shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding New Series A Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Covenant Defeasance had not occurred;

          (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness, all or a portion of the proceeds of which will be used to defease the New Series A Notes concurrently with such incurrence or within 30 days thereof);

          (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Applicant or any of its Subsidiaries is a party or by which the Applicant or any of its Subsidiaries is bound;

          (f) the Applicant shall have delivered to the Trustee an Opinion of Counsel (which may be based on such solvency certificates or solvency opinions as counsel deems necessary or appropriate) to the effect that the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, in the case of each of the foregoing with respect to the Applicant;

          (g) the Applicant shall have delivered to the Trustee an Officer's Certificate stating that the deposit was not made by the Applicant with the intent of preferring the Holders over any other creditors of the Applicant or with the intent of defeating, hindering, delaying or defrauding creditors of the Applicant or others; and

          (h) the Applicant shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

  E.  EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS

     The Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officer's Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such Officer's knowledge the Applicant has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Applicant is taking or proposes to take with respect thereto) and that to the best of such Officer's knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Series A Notes is prohibited or if such event has occurred, a description of the event and what action the Applicant is taking or proposes to take with respect thereto. The Applicant shall also, so long as any of the New Series A Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Applicant is taking or proposes to take with respect thereto.

     Whether or not the Applicant is required to do so by the rules and regulations of the Securities and Exchange Commission (the "Commission"), the Applicant will file with the Commission (unless the Commission will not accept such a filing) and within 15 days of such filing (or, in the event the Commission will not accept such a filing, the deadline for such filing) furnish to the Holders of the New Series A Notes (i) all quarterly and annual financial and other information with respect to the Applicant and its Subsidiaries contained in filings of WPC with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by WPC's certified independent accountants, and (ii) all current reports required to be filed with the Commission by WPC on Form 8-K. The Applicant shall at all times comply with TIA sec.314(a). For as long as any of the New Series A Notes remain outstanding and constitute "restricted securities" under Rule 144 under the Securities Act of 1933, as amended, the Applicant shall provide the Trustee and the Holders with any information required to be delivered pursuant to Rule 144 thereunder.

     Upon any request or application by the Applicant to the Trustee to take any action under this Indenture, the Applicant shall furnish to the Trustee (a) an Officer's Certificate stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied.

     If the Applicant elects or is required to redeem New Series A Notes, as provided in the Indenture, it shall furnish to the Trustee, at least 30 days but not more than 60 days before a redemption date, an Officer's Certificate setting forth (a) the clause of the Indenture pursuant to which the redemption shall occur, (b) the redemption date, (c) the principal amount of New Series A Notes to be redeemed and (d) the redemption price.

     The Applicant shall not make any payment to, or sell, lease, transfer or otherwise dispose of any of its Joint Venture Interests to, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee relating to the Joint Venture Interests with, or for the benefit of, any Affiliate, unless (a) such Affiliate Transaction is on terms that are no less favorable to the Applicant or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Applicant or such Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Applicant, and (b) the Applicant delivers to the Trustee a resolution of the Board of Directors of the Applicant set forth in an Officer's Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Applicant.

     Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA sec.314(a)(4)) shall comply with the provisions of TIA sec.314(e) and shall include (a) a statement that the Person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and (d) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

9.  OTHER OBLIGORS

     The Applicant's obligations with respect to the New Series A Notes will be guaranteed by the Guarantors, whose names and mailing addresses are as follows:

          Wheeling-Pittsburgh Corporation, 1134 Market Street, Wheeling, WV 26003, and

          WP Steel Venture Corp., 1134 Market Street, Wheeling, WV 26003.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises --

    (a)  Pages numbered 1 to 13, consecutively.
    (b)  The statement of eligibility and qualification on Form T-1 of Bank One,
         N.A., as Trustee under the Indenture to be qualified.
    (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:
         Exhibit T3A    Certificate of Incorporation of the Applicant, as in effect on the date of filing (filed herewith)
         Exhibit T3B    Bylaws of the Applicant, as in effect on the date of filing
                        (filed herewith)
         Exhibit T3C    Form of Indenture, to be dated as of the Effective Date,
                        among the Applicant, the Guarantors and the Trustee in the form to be qualified, including an itemized table of
                        contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith)
         Exhibit T3D    Not applicable
         Exhibit T3E-1  Disclosure Statement Pursuant to Section 1125 of the
                        Bankruptcy Code for Debtors' Third Amended Joint Plan of
                        Reorganization, dated May 19, 2003 (filed herewith)
         Exhibit T3E-2  Third Amended Joint Plan of Reorganization, dated May 19,
                        2003 (filed herewith)
         Exhibit T3F    A cross-reference sheet showing the location in the
                        Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included within
                        Exhibit T3C filed herewith)
         Exhibit 25.1   Form T-1 qualifying Bank One, N.A., as Trustee under the
                        Indenture to be qualified (filed herewith)

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Wheeling-Pittsburgh Steel Corporation a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Wheeling, and State of West Virginia, on the 6(th) day of June, 2003.

(SEAL)
                                          WHEELING-PITTSBURGH STEEL CORPORATION

                                          By /s/ PAUL J. MOONEY

                                            ------------------------------------
                                            Name: Paul J. Mooney
                                            Title: Executive VP & CFO

Attest: /s/ NANCY L. DUCK

      --------------------------------
      Name: Nancy L. Duck
      Title: Office of the President